SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  August, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Conpacel approval by CADE

São Paulo, August 9, 2007 - Votorantim Celulose e Papel S.A. (NYSE: VCP / Bovespa: VCPA4) informs that the Administrative Council for Economic Defense (CADE) approved, yesterday, the acquisition of RIPASA by VCP and Suzano, announced in 2004.

With this decision, the consortium operation for the Americana unit (Conpacel) is duly authorized, as well as the already effective sale of Embu unit to Suzano and the sale of Cubatão and Limeira units.

Conpacel operation should continue with a transparent and well structured Corporate Governance policy.

Also, some restrictions to assure Corporate Governance and free competition were established. Further details will be informed as soon as the official statement from CADE is released.

This decision is aligned with our expectations, thus assuring competitiveness and quality offer to all consumers.

***

Market Capitalization: R$ 9.5 billion US$ 5.0 billion Share price (08/09/07): VCPA4=R$ 46.50 ADR VCP =US$ 24.48 Number of shares: ON =105,702,452 PN = 98,443,055 Total = 204,145,507
Investor Relations:

Valdir Roque, Director
Andrea Kannebley, Manager
Sandra Matsumoto
Isabela Cadenassi
Susana Yamamoto
Phone: (5511) 2138-4287/
4361/4261
Fax: (5511) 2138-4066
ir@vcp.com.br
www.vcp.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.
(Registrant)
Date: 8/6/2007	By:	/s/ Valdir Roque
Name: Valdir Roque
Title: Chief Financial Officer